UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the Month of:  December 2008

000-29144

(Commission File Number)

ILOG S.A.

(Translation of registrant’s name into English)

9 rue de Verdun BP 85

94253 Gentilly, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

On December 3, 2008, a revised convening notice regarding the Ordinary Shareholders Meeting of ILOG S.A. (“ILOG”) was published on a French administrative public website.  ILOG will also post an unofficial English language translation of the revised convening notice on ILOG’s website (http://www.ilog.com).  An unofficial English translation of the revised convening notice is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit	Description

99.1	Unofficial English translation of the revised convening notice regarding the Ordinary Shareholders Meeting of ILOG S.A. published December 3, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ILOG S.A.

By:	/s/ Jerome Arnaud
Name: Jerome Arnaud
Title: Chief Financial Officer

Date:	December 3, 2008